UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014.

Commission File Number 001-31722

New Gold Inc.

Suite 1800 – 555 Burrard Street

Vancouver, British Columbia V7XC 1M9

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F   ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	See the attached Exhibit Index

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW GOLD INC.

By:
/s/ Lisa Damiani
Date: February 19, 2014		Lisa Damiani, Vice President, General Counsel and Corporate Secretary

Exhibit Index

Exhibit	Description

99.1	Feasibility Study of the Rainy River Project, Ontario, Canada Report Date: February 14, 2014

99.2	Certificate of qualified person - Adam Coulson

99.3	Certificate of qualified person - Colin Hardie

99.4	Certificate of qualified person - Colm Keogh

99.5	Certificate of qualified person - David Ritchie

99.6	Certificate of qualified person - David Runnels

99.7	Certificate of qualified person - Dorota El-Rassi

99.8	Certificate of qualified person - Glen Cole

99.9	Certificate of qualified person - Mo Molavi

99.10	Certificate of qualified person - Patrice Live

99.11	Certificate of qualified person - Sheila E. Daniel

99.12	Consent of qualified person - Adam Coulson

99.13	Consent of qualified person - Colin Hardie

99.14	Consent of qualified person - Colm Keogh

99.15	Consent of qualified person - David Ritchie

99.16	Consent of qualified person - David Runnels

99.17	Consent of qualified person - Dorota El-Rassi

99.18	Consent of qualified person - Glen Cole

99.19	Consent of qualified person - Mo Molavi

99.20	Consent of qualified person - Patrice Live

99.21	Consent of qualified person - Sheila E. Daniel